Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. A fund is required to make distributions of any income and gains realized in the prior fiscal year. If a fund has a net investment loss or realized losses in the current year, such distributions may be in excess of the fund's cumulative income and/or gains. However, a distribution in excess of net investment income or a distribution in excess of net realized gain is not a return of capital for tax purposes. These differences are due to differing treatments for items such as deferral of wash sales, foreign currency transactions, net operating losses and capital loss carryovers. Permanent items identified in the period ended July 31, 2002, have been reclassified among the components of net assets as follows:

        Undistributed           Undistributed           Paid-In
        Net Investment          Net Realized            Capital
           Income                 Gain/(Loss)
Janus Adviser Growth Fund
            $1,212,045               $(122)         $(1,211,923)
Janus Adviser Aggressive Growth Fund
             2,089,539                  182          (2,089,721)
Janus Adviser Capital Appreciation Fund
                 -                       -                -
Janus Adviser Core Equity Fund
                20,902                (825)             (20,077)
Janus Adviser Balanced Fund
                81,474             (81,474)               -
Janus Adviser Growth and Income Fund
                   951                (107)                (844)
Janus Adviser Strategic Value Fund
                33,138                  (6)             (33,132)
Janus Adviser International Fund
              (28,661)               28,661                -
Janus Adviser Worldwide Fund
              (73,513)               73,513                -
Janus Adviser Global Value Fund
                 6,014                (377)              (5,637)
Janus Adviser Flexible Income Fund
                 (898)                  898                -
Janus Adviser Money Market Fund
                 -                       -                 -